(EXHIBIT 11)
CONCORDE CAREER COLLEGES, INC.
COMPUTATION OF EARNINGS PER SHARE (EPS)

	Basic EPS Six Months Ended June 30,		Diluted EPS Six Months Ended June 30,
	2005	2004	2005	2004
Weighted average shares outstanding	5,984,000	5,987,000	5,984,000	5,987,000
Options			268,000	362,000
Adjusted weighted average shares	5,984,000	5,987,000	6,252,000	6,349,000

Net income available to common shareholders	$1,282,000	$2,501,000	$1,282,000	$2,501,000
Net income per share	$.21	$.42	$.21	$.39

	Basic EPS Three Months Ended March 31,		Diluted EPS Three Months Ended March 31,
	2005	2004	2005	2004
Weighted average shares outstanding	5,991,000	5,990,000	5,991,000	5,990,000
Options			239,000	340,000
Adjusted weighted average shares	5,991,000	5,990,000	6,230,000	6,330,000

Net income available to common shareholders	$876,000	$1,197,000	$876,000	$1,197,000
Net income per share	$.15	$.20	$.14	$.19

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